FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2018

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 18 October, 2018

                                         EXHIBIT INDEX
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EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 18 October 2018
3rd Quarter Trading Statement

Exhibit 99

Date: 18 October, 2018

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 18 October 2018
3rd Quarter Trading Statement

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2018

IMPROVED GROWTH ACROSS ALL DIVISIONS

Performance highlights

Underlying performance		GAAP measures
	vs 2017			vs 2017
Third quarter
Underlying sales growth (USG)(a)	3.8%	Turnover(b)	€12.5bn	(4.8)%
Nine months
USG(a)	2.9%	Turnover(b)	€38.7bn	(5.3)%
USG excluding spreads(a)	3.1%	Turnover excluding spreads(b)	€37.3bn	(3.6)%
Quarterly dividend payable in December 2018 €0.3872 per share

(a)     These amounts do not include price growth in Venezuela and do not include price growth in Argentina from 1 July 2018 onwards. See pages 5 - 7 for further details.

(b)    IAS29 'Financial Reporting in Hyperinflationary Economies' has been adopted in Argentina and accordingly turnover previously reported has been restated.

Third quarter highlights

●            Underlying sales growth 3.8% with volume 2.4% and price 1.4%

●            Price growth in Argentina is excluded from Q3 USG due to hyperinflationary status. Reported growth would otherwise have been 4.5%

●          Growth was high quality with an improvement in all three Divisions and strong volume growth in Asia AMET RUB

●          Turnover was impacted by an adverse translational currency impact of 5.2%

●          The net impact of acquisitions and disposals, which included the spreads disposal, reduced turnover by 3.3%

Paul Polman: Chief Executive Officer statement

"Growth accelerated in the third quarter across all Divisions. We were able to increase prices whilst still maintaining good volume growth which reflects the strength of our brands and quality of our innovation programme. Our focus s building our business for the long-term continues to deliver high quality growth.

We are progressively reaping the benefits of our Connected for Growth programme, which is now well embedded throughout the organisation, making us simpler, faster and better connected with our consumers. It is helping us accelerate growth in Asia AMET RUB, manage through the economic volatility in Latin America and shift our portfolio into faster growing segments and channels in all of our markets. Our innovation pipeline continues to strengthen and in the third quarter alone we have launched four new brands. We have now successfully completed the disposal of our spreads business and continue the acceleration of our efficiency programmes.

We continue to expect underlying sales growth in the 3% - 5% range, an improvement in underlying operating margin and strong cash flow. We remain on track for our 2020 goals."

18 October 2018

THIRD QUARTER OPERATIONAL REVIEW: DIVISIONS

	Third Quarter 2018				Nine Months 2018
(unaudited)	Turnover	USG*	UVG	UPG*	Turnover	USG*	UVG	UPG*
	€bn	%	%	%	€bn	%	%	%
Unilever	12.5	3.8	2.4	1.4	38.7	2.9	2.3	0.6
Beauty & Personal Care	5.2	4.0	2.8	1.2	15.2	3.1	2.9	0.2
Home Care	2.5	4.5	1.5	3.0	7.5	3.9	2.6	1.2
Foods & Refreshment	4.8	3.2	2.5	0.7	16.0	2.2	1.6	0.6

* Wherever referenced in this announcement, USG and UPG do not include price growth in Venezuela and do not include price growth in Argentina from 1 July 2018 onwards. See pages 5 - 7 for further details.

As previously announced the disposals of our spreads businesses were completed on 2 July 2018. The table below provides information on the first nine months of 2018 performance excluding sales related to spreads.

	Nine Months 2018
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever excluding spreads	37.3	3.1	2.5	0.6
Foods & Refreshment excluding spreads	14.6	2.7	2.0	0.6

Our markets: In the markets in which we operate growth improved slightly with a higher contribution from price as a result of rising commodity costs in local currencies, particularly in emerging markets. There has been significant devaluation in Argentina and the economy is now considered to be hyperinflationary, so price growth from Argentina is excluded from underlying sales growth from 1 July 2018 onwards.

Unilever overall performance: In the third quarter, underlying sales growth increased to 3.8% with growth accelerating across all three Divisions. Price growth picked up as expected, and volume remained strong reflecting the strength of our brands and our accelerated innovation programme. Underlying sales in emerging markets grew by 5.6% led by competitive growth in Asia AMET RUB. Growth in Latin America was adversely impacted by significant volume decline in Argentina, whilst price growth, which would have contributed 70bps to total Unilever, has been excluded from USG. Brazil recovered after the truckers' strike that severely affected sales in second quarter. Turnover decreased 4.8% to €12.5 billion, which included an adverse currency impact of (5.2)% and (3.3)% from acquisitions and disposals mainly driven by the disposal of spreads.

Beauty & Personal Care
Beauty & Personal Care underlying sales growth of 4.0% was helped by improved price growth. Skin care continued with strong growth momentum, helped by innovations including Citra's new naturals range. Ponds launched new premium formats such as a cleansing balm to remove make-up and moisturise. Skin cleansing performed well driven by the continued success of premium formats including the launch of foaming shower gels. In deodorants, price returned to growth and volumes were helped by purpose-led campaigns on Dove Men+Care and Rexona. In hair care, whilst promotional intensity remained high, Dove had a good quarter driven by the roll-out of a new naturals range and the launch of 'super' conditioners to reduce hair damage in just one minute. In oral care, sales were slightly down as market conditions remained challenging in France, Indonesia and Brazil. Growth in prestige accelerated with double-digit growth in Hourglass, Kate Sommerville, Living Proof and REN. Love, Beauty & Planet, the largest of our new brand launches, was extended into deodorants and skin care this quarter and the new brand K-Bright was launched in South East Asia to address the fast-growing Korean beauty trend.

Home Care
Home Care underlying sales growth in the quarter was 4.5%. Growth was broad-based, helped by stronger pricing and the recovery from the truckers' strike in Brazil. Home and hygiene performed well driven by good performances from Cif premium sprays and Sunlight, which was relaunched with more natural ingredients. In fabric solutions, growth was driven by strong performance of liquids in emerging markets, including the continued success of Surf Excel Matics in India and we also launched a new brand Day 2, an innovative dry wash spray. Growth in fabric sensations was led by continued momentum in key markets India and China, the launch of Comfort into Germany and innovations such as Comfort Perfume Deluxe in South East Asia and the UK.

Foods & Refreshment
Foods & Refreshment underlying sales growth in the quarter improved to 3.2%. Ice cream delivered strong growth led by innovations including the new Kinder® ice cream and the new Magnum Praline variant. In tea, our emerging markets growth was driven by good performance on our core brands like Brooke Bond in India. In developed markets black tea continues to be challenging however the transformation of our portfolio is ongoing helped by our acquisitions Tazo and Pukka and innovations like our organic Lipton range. Growth in foods was driven by cooking products and our food service business which caters to professional chefs. Knorr continued to modernise the portfolio with more 'organic and natural' innovations including a new 'soup in glass' range, while our snacking brands Red Red, Prepco and Mae Terra performed well. In dressings, Hellmann's was helped by a campaign to activate its purpose to 'fight food waste' but growth was held back by continued promotional intensity in the US. Sir Kensington performed well and we launched Del Huerto, a new tier three dressings brand in Colombia.

THIRD QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2018				Nine Months 2018
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever	12.5	3.8	2.4	1.4	38.7	2.9	2.3	0.6
Asia/AMET/RUB	5.6	6.6	4.3	2.2	17.3	6.3	4.8	1.4
The Americas	3.9	1.7	0.2	1.5	11.9	-	(0.2)	0.3
Europe	3.0	1.4	1.9	(0.4)	9.5	0.6	1.1	(0.5)

	Third Quarter 2018				Nine Months 2018
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.2	5.6	3.4	2.1	22.3	4.6	3.3	1.2
Developed markets	5.3	1.3	1.0	0.2	16.4	0.5	0.9	(0.3)
North America	2.2	1.9	0.3	1.5	6.8	1.1	0.8	0.3
Latin America	1.7	1.5	0.1	1.4	5.1	(1.2)	(1.4)	0.2

The table below provides information on the first nine months of 2018 performance excluding sales related to spreads.

	Nine Months 2018
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets excluding spreads	15.4	0.7	1.1	(0.3)
Europe excluding spreads	8.8	0.9	1.4	(0.5)
North America excluding spreads	6.6	1.3	0.9	0.4

Asia/AMET/RUB
Underlying sales growth was 6.6%, with 4.3% from volume. Underlying price growth picked up to 2.2% reflecting higher commodity inflation. In India where we are one year on from the implementation of the Goods and Services Tax we continue to deliver strong volume growth, while Turkey achieved double-digit growth that was balanced between volume and price. After a softer first half performance, sales growth in Indonesia, South Africa and Russia improved. In China most categories grew well with the exception of our air purification business, Blueair, which declined.

The Americas
In North America, underlying sales growth improved to 1.9%, driven by a pick up in price growth. Beauty & Personal Care was helped by strong performance of our new brands and acquisitions while foods was held back by continued promotional intensity in dressings.

In Latin America underlying sales growth was 1.5%. Sales in Brazil were up 10% helped by both a recovery from the truckers' strike in the second quarter and a return to positive price growth. In Argentina price growth accelerated to 34% in the third quarter and this put pressure on our volumes, which declined double digit. This negative volume growth in Argentina adversely impacted group UVG by 30bps in the quarter. Group underlying price growth would have been 70bps higher if price growth from Argentina had been included.

Europe
Europe grew modestly in the quarter, mainly driven by strong ice cream sales that were helped by both innovations and good weather in Northern Europe. Germany and the Netherlands performed well, and we saw continued strong momentum in Central & Eastern Europe. In the United Kingdom, good ice cream growth was partly offset by increased competitive pressures in fabric solutions. France was flat, while Italy declined in the quarter.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities, including those within Italy and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q3 2018 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share:                                   € 0.3872
Per Unilever PLC ordinary share:                                   £ 0.3393
Per Unilever N.V. New York share:                                 US$ 0.4487
Per Unilever PLC American Depositary Receipt:            US$ 0.4487

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 16 October 2018.

US dollar cheques for the quarterly interim dividend will be mailed on 5 December 2018 to holders of record at the close of business on 2 November 2018. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2018 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q3 2018	18 October 2018	1 November 2018	2 November 2018	5 December 2018

ADDITIONAL COMMENTARY ON GAAP MEASURES

Since the publication of our first half year results, the Argentinian economy has become hyperinflationary. As a result, application of IAS 29 'Financial Reporting in Hyperinflationary Economies' has been applied to all Unilever business entities whose functional currency is the Argentinian Peso. IAS 29 requires that adjustments are applicable from the start of the relevant entity's reporting period. For Unilever that is from 1 January 2018. Turnover has been adjusted accordingly including the restatement of turnover previously reported. The application of IAS 29 has resulted in a reduction in Group turnover in the nine months to 30 September 2018 of €186.5 million, of which €153.9 million relates to sales in the first half year 2018, and €32.6 million relates to Q3 2018.

Whilst the Venezuelan economy is also hyperinflationary and has been for a number of years, IAS 29 has not been applied to our Venezuelan business as it is immaterial to the Unilever Group.

SEGMENT INFORMATION - DIVISIONS

(unaudited)

Third Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2017	5,021	2,589	5,556	13,166
2018	5,209	2,511	4,809	12,529
Change (%)	3.7	(3.0)	(13.4)	(4.8)
Impact of:
Exchange rates* (%)	(4.4)	(7.5)	(4.8)	(5.2)
Acquisitions (%)	4.3	0.5	0.8	2.2
Disposals (%)	-	(0.2)	(12.6)	(5.3)

Underlying sales growth (%)	4.0	4.5	3.2	3.8
Price* (%)	1.2	3.0	0.7	1.4
Volume (%)	2.8	1.5	2.5	2.4

Nine Months	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2017	15,502	7,987	17,402	40,891
2018	15,230	7,507	15,990	38,727
Change (%)	(1.8)	(6.0)	(8.1)	(5.3)
Impact of:
Exchange rates* (%)	(8.7)	(9.8)	(6.7)	(8.1)
Acquisitions (%)	4.3	0.5	0.9	2.1
Disposals (%)	-	(0.2)	(4.4)	(1.9)

Underlying sales growth (%)	3.1	3.9	2.2	2.9
Price* (%)	0.2	1.2	0.6	0.6
Volume (%)	2.9	2.6	1.6	2.3

* Underlying price growth in Venezuela (from January 2018) and Argentina (from July 2018) has been excluded when calculating the price growth in the tables above, and an equal and opposite adjustment made in the calculation of exchange rate impact. See page 7 for further details.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

SEGMENT INFORMATION - GEOGRAPHICAL AREA

(unaudited)

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2017	5,625	4,209	3,332	13,166
2018	5,591	3,967	2,971	12,529
Change (%)	(0.6)	(5.7)	(10.8)	(4.8)
Impact of:
Exchange rates* (%)	(6.4)	(6.8)	(0.4)	(5.2)
Acquisitions (%)	1.6	4.3	0.3	2.2
Disposals (%)	(2.0)	(4.6)	(12.1)	(5.3)

Underlying sales growth (%)	6.6	1.7	1.4	3.8
Price* (%)	2.2	1.5	(0.4)	1.4
Volume (%)	4.3	0.2	1.9	2.4

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2017	17,710	13,286	9,895	40,891
2018	17,327	11,896	9,504	38,727
Change (%)	(2.2)	(10.5)	(4.0)	(5.3)
Impact of:
Exchange rate* (%)	(9.0)	(12.1)	(0.7)	(8.1)
Acquisitions (%)	1.9	3.8	0.4	2.1
Disposals (%)	(0.7)	(1.9)	(4.3)	(1.9)

Underlying sales growth (%)	6.3	-	0.6	2.9
Price* (%)	1.4	0.3	(0.5)	0.6
Volume (%)	4.8	(0.2)	1.1	2.3

* Underlying price growth in Venezuela (from January 2018) and Argentina (from July 2018) has been excluded when calculating price growth in the tables above, and an equal and opposite adjustment made in the calculation of exchange rate impact. See page 7 for further details.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measures, is useful to investors because it provides a basis for measuring our operating performance and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)
Underlying Sales Growth or "USG" refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. Also excluded is the impact of price growth from countries where the impact of consumer price inflation (CPI) rates has escalated to extreme levels.

There are two countries where we have determined extreme levels of CPI exist. The first is Venezuela where in Q4 2017 inflation rates exceeded 1,000% and management considered that the situation would persist for some time. Consequently, price growth in Venezuela has been excluded from USG since Q4 2017. The second is Argentina, which from Q3 2018 has been accounted for in accordance with IAS 29, and thus from this quarter Argentina price growth is excluded from Group USG. The adjustment made at Group level as a result of these two exclusions was a reduction in price growth of 21.2% for the third quarter, and 7.7% for the nine months period. This treatment for both countries will be kept under regular review, but there is no expectation that our treatment of either country will change at year end.

Prior to this quarter USG only excluded the impact of price changes in countries where consumer price inflation has escalated to extreme levels of 1,000% or more. However, given the need this quarter to account for our Argentinian business in accordance with IAS 29, we have now also excluded price changes in countries that need to be accounted for in accordance with IAS 29. Prior to Q3 2018 there were no countries that were accounted for under IAS 29, so no restatements are necessary.

Underlying price growth (UPG)
Underlying price growth or "UPG" is part of USG, and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (1) the volume of products sold; and (2) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in Argentina and Venezuela as explained under USG above. The measures and the related turnover GAAP measure are set out on pages 5 and 6.

Underlying volume growth (UVG)
Underlying Volume Growth or "UVG" is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The measures and the related turnover GAAP measure are set on pages 5 and 6.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever's business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 78 2708 5145 +31 10 217 4844 +32 494 60 4906	lucila.zambrano@unilever.com clare.cavana@unilever.com els-de.bruin@unilever.com freek.bracke@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results